Twin City Island Spirits, Inc.



ANNUAL REPORT

4000 Sion Farm

Christiansted, DE 00820

(804) 929-1895

http://mutinyislandvodka.com

This Annual Report is dated April 29, 2025.

BUSINESS

Twin City Island Spirits, Inc. ('Mutiny Island Vodka" or the "Company") is a C-Corp organized in the US Virgin Islands that meticulously crafts vodka using breadfruit, resulting in an ultra-premium spirit infused with island essence, character, rhythm, and flavor. The Company's business model consists of a sustainable production process focused on environmentally-conscious consumers and those appreciative of unique and premium vodka tastes. Mutiny Island Vodka is crafted at company owned Sion Farm Distillery, encompassing a tasting room, and restaurant on the island of St. Croix, USVI. Our spirits are sold at restaurants and bars, such as Applebee's, as well as direct-to-consumer businesses online. The Company offers a unique selling position by using breadfruit, has an endorsement from the Trees That Feed Foundation, planting fruit trees to feed people, create jobs, and better the environment, signaling its sustainable and positive global impact, and boasts a strong distribution network including collaborations with industry giants like American Airlines and distribution partnerships with entities like Breakthru Beverage.

The Company's Intellectual Property ('IP"): The Company was granted three U.S. trademarks for "Mutiny", "Mutiny Island Vodka" and "Island Vodka"

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $2,208,004.00

Number of Securities Sold: 736,001

Use of proceeds: Operating Expenses

Date: June 12, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,072,940.96

Number of Securities Sold: 253,214

Use of proceeds: Operating Expenses, Employment, Marketing & Technology upgrades

Date: September 03, 2024

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2024 was $1,238,247 compared to $1,447,474 in fiscal year 2023.

This 14% decrease was due to lower sales volume in 2024 as a result of shipping and supply issues as well as a decrease in tourism revenue which was consistent throughout the region.

Cost of Revenue

Cost of Revenue for fiscal year 2024 was $539,918 compared to $631,380 in fiscal year 2023.

The decrease in costs is reflective of the decreased sales volume in 2024, both at 14% decrease.

Gross Profit

Gross Profit for fiscal year 2024 was $698,329 compared to $816,904 in fiscal year 2023.

This 14% decrease is due to the associated revenue/COGS decrease.

Expenses

Expenses for fiscal year 2024 were $1,947,529 compared to $2,114,202 in fiscal year 2023.

This 6% decrease in expenses is primarily attributable to the lower revenues but also do not include depreciation expense as the 2024 tax filing has not been completed as of 04/17/2025 to give an accurate depreciation expense.

Historical results and cash flows:

The Company continues to believe it is currently in an expansion stage as we have had recent growth in locations and consumers. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. The Company has emphasized sales, marketing, and growth over the past year which requires a larger investment but will provide greater and continued returns in the upcoming months and years. Our goal is to increase revenue so that we can reach a cash-neutral cash flow position, a status that has not yet been achieved. We have been diligently working to lower unnecessary expenses alongside increasing revenue which will allow us to get closer to our goal of breaking even.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $112,188.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Mortgage (Stone Bank)

Amount Owed: $2,284,320.00

Interest Rate: 8.75%

Maturity Date: August 04, 2046

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2,600,000. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the

first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,507 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $2,284,320 and $2,312,960, respectively, and the interest rate was at 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

Creditor: SBA Disaster Relief Loan

Amount Owed: $286,458.00

Interest Rate: 8.75%

Maturity Date: February 04, 2031

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400,000. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $286,458 and $317,842, respectively, and the interest rate was 8.75% per annum. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

Creditor: EIDL Loan

Amount Owed: $66,300.00

Interest Rate: 3.75%

Maturity Date: June 10, 2050

The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note on June 10, 2050. The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $66,300 and $70,348, respectively.

Creditor: Henry E. Richeson Revocable Trust

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: December 30, 2025

On December 31, 2023, the Company executed a Demand Note with its shareholder amounting to $100,000, together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2025 but can be prepaid in whole or in part without penalty or premium subject to certain conditions. As of December 31, 2024, the outstanding principal and accrued interest balance amounted to $100,000. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

Creditor: Select Financial, LLLP

Amount Owed: $500,000.00

Interest Rate: 5.0%

Maturity Date: December 30, 2026

As of December 31, 2024, the outstanding principal and accrued interest balance amounted to $500,000. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

Creditor: Cheasapeake Bay Distillery/Demand Note 2

Amount Owed: $500,000.00

Interest Rate: 5.0%

Maturity Date: December 30, 2026

The loan is unsecured and payable on or before December 30, 2026, with interest at 5% per annum.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Allen Manley

Todd Allen Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Board Member

Dates of Service: August, 2018 - Present

Responsibilities: Todd Manley is the Chef / Founder / Creator of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of CEO of the company, his number one job is to provide a vision and a face for the Company. However, as a start-up, he wears any hat necessary. Todd does not currently receive a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

Employer: Smorrebrod, LLC

Title: Member

Dates of Service: June, 2014 - Present

Responsibilities: Founding Member, requiring only 1/2 hour per week for partner review

Name: Shannon Manns

Shannon Manns's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: September, 2014 - Present

Responsibilities: Shannon Manns is the Chief Operating Officer and Breadfruit Ambassador of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of COO of the company, her number one job is to lend her talents from American Airlines, managing over 50 lounges, to oversee all of the moving parts of day to day operations. She is a breadfruit advocate through and through, and takes on any role necessary to creatively build success. Shannon lives on the island of St. Croix and receives a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

Employer: American Airlines

Title: Manager Lounge Food & Beverage Operations

Dates of Service: April, 2011 - August, 2024

Responsibilities: Ensured world-class delivery of the food and beverage experience for global travelers by ensuring all staff trained and equipped for the job.Shannon has negotiated and implemented over $120M food and beverage operations contracts with HMS Host, Sodexo Magic and Compass Group serving 53 airport lounges.

Name: Liza Herth

Liza Herth's current primary role is with Virgin Voyages. Liza Herth currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Head of Marketing

Dates of Service: October, 2023 - Present

Responsibilities: At Mutiny Island Vodka, Liza Herth leads brand transformation and marketing expansion efforts, redefining the brand's identity through targeted digital activations, sales tools, and a refreshed content strategy. She successfully spearheaded the previous marketing campaign via StartEngine, raising over $1.1M to fuel growth, while crafting high-impact go-to-market strategies for new territories with strategic partnerships, including collaborations with Applebee's, Virgin Voyages, Margaritaville, and more. Her initiatives focus on amplifying brand visibility, scaling e-commerce, and expanding digital reach to drive both engagement and revenue growth. She is a breadfruit advocate through and through, and takes on any role necessary to creatively build success. Liza works approximately 15-20 hours per week for the company.

Other business experience in the past three years:

Employer: Virgin Voyages

Title: Head of Lifecycle Marketing

Dates of Service: June, 2021 - Present

Responsibilities: At Virgin Voyages, Liza drives customer lifecycle marketing across email, SMS, and direct mail, generating over $400 million in attributed channel revenue through strategic customer journey mapping and personalization. She leads a high-performing team and has scaled key initiatives, including direct mail and SMS channels, while managing global brand campaigns and major itinerary launches. Her work focuses on enhancing engagement, optimizing martech, and delivering actionable insights to senior leadership to support business growth.

Name: Michael John Fennessy

Michael John Fennessy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member and Chief Financial Officer

Dates of Service: September, 2018 - Present

Responsibilities: Reviewing and validating any financial information

Other business experience in the past three years:

Employer: Talley Petroleum Enterprises, Inc

Title: CFO

Dates of Service: June, 2017 - December, 2021

Responsibilities: Lead executive on all financial, technology and project management.

Name: David Alan Johnson

David Alan Johnson's current primary role is with Cane Bay Partners VI. LLLP. David Alan Johnson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2020 - Present

Responsibilities: Shareholder through MV Capital LLLP and Board member.

Other business experience in the past three years:

Employer: Cane Bay Partners VI. LLLP

Title: Partner

Dates of Service: July, 2009 - Present

Responsibilities: Owner and partner in management consulting and analytics firm

Name: Stacey Allen Pinkerd

Stacey Allen Pinkerd's current primary role is with Retired. Stacey Allen Pinkerd currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2019 - Present

Responsibilities: Stacey is a board member of Mutiny Island Vodka

Name: Christopher Eldridge Richeson

Christopher Eldridge Richeson's current primary role is with Chesapeake Bay Distillery LLC . Christopher Eldridge Richeson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member / Secretary / Production Consultant

Dates of Service: April, 2018 - Present

Responsibilities: Consultant to production, Administrative recorder of minutes in service as Secretary, Advice and Consultation.. Chris does not currently receive a salary from Mutiny Island Vodka and works 10hours per week for the Company.

Other business experience in the past three years:

Employer: Chesapeake Bay Distillery LLC

Title: Managing Member

Dates of Service: October, 2015 - Present

Responsibilities: I founded the distillery in 2005. I currently handle limited day to day operations and focus on regulatory and executive work.

Name: Michael Lynn Lintner

Michael Lynn Lintner's current primary role is with 482 Music. Michael Lynn Lintner currently services 4-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2018 - Present

Responsibilities: Ensure the Mutiny Island Vodka Brand guidelines are upheld and true to the brand. Michael does not receive salary for his role with Mutiny Island Vodka.

Other business experience in the past three years:

Employer: 482 Music

Title: Owner

Dates of Service: March, 1997 - Present

Responsibilities: Owner of 482 Music. The company is currently in hiatus.

Name: Mahlon Charles Kennicutt II

Mahlon Charles Kennicutt II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2024 - Present

Responsibilities: Advice and consultation. Mahlon does not receive salary or equity compensation for his role with

Mutiny Island Vodka.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)

Amount and nature of Beneficial ownership: 400,000

Percent of class: 24.09

Title of class: Preferred Stock

Stockholder Name: Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)

Amount and nature of Beneficial ownership: 500,000

Percent of class: 24.09

RELATED PARTY TRANSACTIONS

Name of Entity: Chesapeake Bay Distillery, LLC

Names of 20% owners: Chris Richeson

Relationship to Company: Director

Nature / amount of interest in the transaction: On December 30, 2021, the Company executed a $500,000 Demand Note payable to Chesapeake Bay Distillery, LLC, together with interest thereon at the rate of 5% per annum.

Material Terms: The Demand Note is unsecured, bears interest at 5% per annum, matures on December 30, 2026, and may be prepaid in whole or in part without penalty or premium. As of December 31, 2024 and 2023, the outstanding principal balance was $500,000 and $510,002, respectively.

Name of Entity: Select Financial, LLLP

Names of 20% owners: David Johnson

Relationship to Company: Director

Nature / amount of interest in the transaction: On December 30, 2021, the Company executed a Demand Note with Select Financial, LLLP, amounting to $500,000, together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2026 but can be prepaid in whole or in part without penalty or premium subject to certain conditions.

Material Terms: As of December 31, 2024, the outstanding principal balance amounted to $500,000. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 770,011 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,991,094 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,333,334 with a total of 745,168 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $3,895,263.98 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our vodka is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Manufacture and Sale of Alcoholic Beverages is a Highly Regulated Industry The manufacture and sale of beverage alcohol is a highly regulated industry at both the Federal and State level and in many instances requires the Company to obtain various permits and licensing in order to carry out the Company objectives. The Company will endeavor to comply with these many licensing and permitting requirements but notes that the ultimate authority to operate is dictated by the appropriate Federal and State oversight agencies. The Chief Executive Officer does not currently receive a salary for his role with the Company Todd Manley, the CEO of Twin City Island Spirits, Inc. d/b/a Mutiny Island Vodka (Mutiny Island), does not currently receive a salary for his work with the Company. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive an initial salary of $150,000 plus performance incentives once the business demonstrates consistent positive cash flow, which is anticipated within 2 to 3 years. The Company's Chief Executive Officer currently has multiple roles The Company's Founder and CEO, Todd Manley, also works as a Manager for Smorrebrod, LLC in a founding Partner capacity. While Todd dedicates over 70 hours a week and treats his work with Mutiny Island as a top priority, the capital needs of the business have necessitated splitting time and continuing to generate regular income in order to have funds to maintain his work with Mutiny Island. He continues this through a Founding Partner role with Smorrebrod, LLC which requires approximately half an hour per week. While this time commitment is minimal, there is some level of risk in investing in a company that is chiefly managed by a person with concurrent work duties. Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products. Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Twin City Island Spirits, Inc.

By   /s/ *Todd Allen Manley*

      Name: Twin City Island Spirits, Inc.

      Title: CEO and Director

Exhibit A

FINANCIAL STATEMENTS



Twin City Island Spirits, Inc.
(the "Company")
a US Virgin Islands Corporation

Financial Statements with an Independent Auditor's Report

Years Ended December 31, 2024 and 2023

Table of Contents



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Twin City Island Spirits, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Twin City Island Spirits, Inc., which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, except for the effects of the matter described below, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
April 21, 2025

TWIN CITY ISLAND SPIRITS, INC.
STATEMENTS OF FINANCIAL POSITION

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	112,188	979,922
Accounts Receivable		316,299	194,444
Inventory		170,373	167,875
Prepaid Expenses		70,612	245
ERTC Receivable		-	12,199
Total Current Assets	$	669,472	1,354,685
Non-Current Asset:			
Property and Equipment - net		2,094,400	2,156,838
Total Non-Current Asset		2,094,400	2,156,838
TOTAL ASSETS	$	2,763,872	3,511,523
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	217,486	102,875
Other Liabilities		120,962	132,570
Current Portion of Long Term Debt		162,479	157,342
Total Current Liabilities	$	500,927	392,787
Non-Current Liabilities:			
Notes Payable		3,575,100	3,785,259
Debt Issuance Costs		(107,496)	(119,786)
Total Non-Current Liabilities	$	3,467,604	3,665,473
TOTAL LIABILITIES	$	3,968,531	4,058,260
EQUITY			
Common Stock	$	2,991,094	2,737,880
Preferred Stock		2,235,503	2,209,004
Additional Paid-In Capital		453,345	-
Accumulated Deficit		(6,884,601)	(5,493,621)
TOTAL EQUITY	$	(1,204,659)	(546,737)
TOTAL LIABILITIES AND EQUITY	$	2,763,872	3,511,523

See Accompanying Notes to these Financial Statements

TWIN CITY ISLAND SPIRITS, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,			
		2024		2023
Revenues	$	1,238,247	$	1,447,474
Cost of Revenue		539,918		631,381
Gross Profit	**$**	**698,329**	**$**	**816,093**
Operating Expenses				
General and Administrative	$	1,835,205	$	1,388,396
Advertising and Marketing		169,512		227,887
Rent and Lease		12,324		16,004
Total Operating Expenses	**$**	**2,017,041**	**$**	**1,632,287**
Total Loss from Operations	**$**	**(1,318,712)**	**$**	**(816,194)**
Other Income	$	-	$	(50,000)
Interest Expense		292,995		294,700
Other Expense		(96)		445
Other (Income) Expense		**292,899**		**245,145**
Loss Before Income Taxes, Depreciation and Amortization	**$**	**(1,611,611)**	**$**	**(1,061,339)**
Depreciation and Amortization		-		187,216
Net Loss	**$**	**(1,611,611)**	**$**	**(1,248,555)**

See Accompanying Notes to these Financial Statements

TWIN CITY ISLAND SPIRITS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-In	Accumulated	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	Capital	Deficit	Equity
Beginning balance at 1/1/23	2,737,880	2,737,880	166,667	500,000	-	(4,253,025)	(1,015,145)
Issuance of stocks	-	-	569,668	1,709,004	-	-	1,709,004
Prior period adjustment	-	-	-	-	-	7,959	7,959
Net loss	-	-	-	-	-	(1,248,555)	(1,248,555)
Ending balance at 12/31/23	**2,737,880**	**2,737,880**	**736,335**	**2,209,004**	-	**(5,493,621)**	**(546,737)**
Issuance of stocks	253,214	253,214	8,833	26,499	453,345	-	733,058
Prior period adjustment	-	-	-	-	-	220,631	220,631
Net loss	-	-	-	-	-	(1,611,611)	(1,611,611)
Ending balance at 12/31/24	**2,991,094**	**2,991,094**	**745,168**	**2,235,503**	**453,345**	**(6,884,601)**	**(1,204,659)**

See Accompanying Notes to these Financial Statements

TWIN CITY ISLAND SPIRITS, INC.
STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2024		**2023**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	$	(1,611,611)	$	(1,248,555)
Adjustments to reconcile Net Loss to Net Cash provided by operations:				
Prior period adjustment		220,631		7,959
Depreciation expense		-		187,216
Increase in Accounts Receivable		(121,855)		(24,835)
Decrease (Increase) in Inventory		(2,498)		128,869
Decrease (Increase) in Prepaid Expenses		(70,367)		3,810
Decrease in ERTC Receivable		12,199		-
Increase (Decrease) in Accounts Payable		114,611		(36,391)
Increase (Decrease) in Other Liabilities		(11,608)		47,634
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	$	141,113	$	314,262
Net Cash used in Operating Activities	$	(1,470,498)	$	(934,293)
CASH FLOWS FROM AN INVESTING ACTIVITY				
Purchase of Property and Equipment	$	62,438	$	(129,877)
Net Cash provided by (used in) an Investing Activity	$	62,438	$	(129,877)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from (Payments to):				
Debt Issuance Costs	$	12,290	$	12,617
Notes Payable		(205,022)		1,000,106
Common Stock		253,214		-
Preferred Stock		26,499		709,004
Additional paid-in capital		453,345		-
Net Cash provided by Financing Activities	$	540,326	$	1,721,727
Cash at the beginning of period		979,922		322,365
Net Cash increase (decrease) for period	$	(867,734)	$	657,557
Cash at end of period	$	112,188	$	979,922

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Twin City Island Spirits, Inc. ("the Company") is a corporation organized on June 20, 2018 under the laws of the Virgin Islands of the United States. The company earns its revenues from operating a bar and restaurant and from wholesaling alcohol made primarily from breadfruit. The Company's headquarters is in the United States Virgin Islands. The Company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents, accounts receivable and other receivables. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024 and 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying statements of financial position have been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The Company has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company incurred a net loss of $1,611,611and $1,248,555 for the years ended December 31, 2024 and 2023, respectively, with an accumulated deficit amounting to $6,884,601 and $5,493,621 as of December 31, 2024 and 2023, respectively. These conditions indicate doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months depends on its ability to generate more revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results. Furthermore, the stockholders of the Company have committed to provide continuing support to enable the Company to pay its expenses and discharge its liabilities.

Note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in the active market.
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

Concentrations of Credit Risks
 The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Production

The Company currently does all production on the island of St. Croix, which puts it at risk of losing production capacities during natural disasters.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $112,188 and $979,922 in cash as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer.

The Company assesses accounts based on an evaluation of the current status of receivables, historical experience, and other factors as necessary. The Company does not believe any of its remaining receivables will be uncollectible and, as such, has not established an allowance. The Company will continue to assess this situation, and if applicable, will estimate an allowance for doubtful accounts.

In 2024, the Company recognized a provision for doubtful accounts amounting to $5,000.

Inventory

Inventory consisted of finished goods and raw materials which includes bottled spirits, breadfruit alcohol sanitizer, breadfruit flour, corks, glass and bulk spirits. Inventories are stated at the lower of cost or net realizable value utilizing the first-in first-out method. Inventory at December 31, 2024 and 2023 amounted to $170,373 and $167,875, respectively.

Prepaid Expenses

Prepaid expenses are payments made for goods and services that a company intends to pay for in advance but will incur sometime in the future.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024 and 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Asset Type	EUL	2024	2023
Land		147,750	147,750
Building	39 years/SL	1,754,859	1,749,059
Equipment	5 years/200 DB	496,702	534,517
Furniture & Fixtures	7 years/200 DB	8,318	6,986
Vehicles	5 years/200 DB	31,000	31,000
Other Fixed Assets	7 years/200 DB	436,125	463,414
Total		**2,874,754**	**2,932,726**
Accumulated Depreciation		**(780,353)**	**(775,888)**
Net Book Value		**2,094,401**	**2,156,838**

Impairment of long-lived assets and intangible assets subject to amortization
Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360,' Accounting for the Impairment or Disposal of Long—Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2024 and 2023, no impairment losses were recorded.

Accounts payable and accrued expenses
Trade payables are obligations on the basis of normal credit terms and do not bear interest. Trade and other payables are initially measured at their nominal values and subsequently recognized at amortized cost less settlement payments.

Accruals are liabilities to pay for goods or services that have been received or supplied but have not been paid, invoiced or formally agreed with the supplier, including amounts due to employees. It is necessary to estimate the amount or timing of accruals, however, the uncertainty is generally much less than for provisions.

Revenue Recognition
The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

A contact with a customer exists only when the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party's rights regarding the distinct services to be transferred ('performance obligations'), the Company can determine the transaction price for the services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be be entitled in exchange for the services that will be transferred to the customer.

The Company earns revenues through building its unique brand of the world's first breadfruit island vodka (Mutiny Island Vodka) internationally, operating a distillery for its own brands and for other brands as a contract distiller, for wholesale and retail sale both domestic and abroad. The Company also operates a premiere tourist destination and event venue offering tours, food, beverage and entertainment to its guests. There is not one real concentration of revenues. The Company's primary performance obligations are fulfilled once customers are served and when alcohol products are delivered to its customers.

Disaggregated Revenues

Category	2024	2023
Distribution- Bottled Spirits	427,119	448,568
Distribution- Miscellaneous	75,600	65,835
Contract Distillation and Bottling Income	38,808	-
On Premise/Off Site Events Food & Beverage	663,917	898,641
On Premise/Off Site Merchandise	31,660	31,604
On Premise/Off Site Sanitizer & Disinfectant	1,268	1,002
Other	-	1,824
Total Income	**1,238,372**	**1,447,474**

Cost of Revenue

Cost of revenue primarily consists of the cost to produce the bottled spirits, breadfruit flour and breadfruit alcohol sanitizer. It also includes incidental costs such as packaging materials, food and beverage, merchandise, shipping and freight.

General and Administrative Expenses

General and administrative expenses consist of insurance, bank charges and fees, travel expenses, commission expenses, consulting services expenses, legal and professional services expenses, donations, loan expenses, dues and subscriptions and other office expenses, repairs and maintenance, taxes and licenses, utilities and other business expenses.

Advertising & Marketing Costs

Advertising and marketing costs are charged to operations when incurred which include sales representative commissions, merchandise and samples, cruise ship transportation expenses, distributor billbacks, meals, gifts and live entertainment, advertising, printing and marketing brokers fee.

Rent and Lease Expense

Rent and lease expense is charged to operations when incurred which includes fees paid for rental and lease of the mill and tasting room.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 - COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers.

Further, the Company is currently complying with all relevant laws and regulations and does not have any long-term commitments or guarantees.

Lease Agreement
The Company entered into a five year rental lease agreement, effective October 1, 2018. The contract's original term ended on September 30, 2023 and is subject to review by the Company and the lessor for possibility of extension. The contract may be extended by the Company for two successive five year extensions at the terms established in the current agreement. In accordance with the terms of the current lease, the Company shall pay 10% of adjusted net revenue, which is defined as gross revenues less gross receipt tax. An $800 per month minimum is payable to the lessor.

NOTE 5 – LIABILITIES AND DEBT

To finance its operations and research and development, the Company has obtained several loans. Below summarizes the types of debt instruments, principal amounts, interest rates and maturity dates of these said loans.

<u>Loan 1:</u>
The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note on June 10, 2050. The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $66,300 and $70,348, respectively.

<u>Loan 2:</u>
The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2,600,000. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,50 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $2,284,320 and $2,312,960, respectively, and the interest rate was at 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

<u>Loan 3:</u>
The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400,000. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $286,458 and $317,842, respectively, and the interest rate was 8.75% per annum. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

<u>Demand Note 1:</u>
On December 31, 2023, the Company executed a Demand Note with its shareholder amounting to $100,000, together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2025 but can be prepaid in whole or in part without penalty or premium subject to certain conditions. As of December 31, 2024, the outstanding principal and accrued interest balance amounted to $100,000. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

<u>Demand Note 2:</u>
On December 30, 2021, the Company executed a Demand Note with its shareholders amounting to $500,000, together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2026 but can be prepaid in whole or in part without penalty or premium subject to certain conditions. As of December 31, 2024 and 2023, the outstanding principal and accrued interest balance amounted to $500,000 and $510,002, respectively. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

<u>Demand Note 3:</u>
On December 30, 2021, the Company executed a Demand Note with its shareholders amounting to $500,000, together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2026 but can be prepaid in whole or in part without penalty or premium subject to certain conditions. As of December 31,

2024, the outstanding principal balance amounted to $500,000. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

<u>Demand Note 4</u>:

Certain expenses incurred by the Company are converted to shareholder loans in order to keep the business afloat. These are due and payable in demand . As of December 31, 2023, the outstanding principal balance amounted to $131,449, respectively. This loan was fully paid in 2024.

<u>Demand Note 5</u>:

On June 29, 2023, the Company executed a Demand Note for $100,000. The annual interest rate is 15%. The principal balance and accrued interest are due and payable in full on September 29, 2023. This Note and its accrued interest is convertible to preferred shares at the option of the lender. This loan was fully paid as of December 31, 2023.

Below is a summary of the Company's debts and their corresponding maturities in 2024 and 2023:

As of 12/31/24

5 Year Debt Maturities					
Year	Loan 1	Loan 2	Loan 3	Demand Note	Grand Total
2025	1,702	32,562	28,215	100,000	162,479
2026	1,767	35,528	30,785	1,000,000	1,068,080
2027	1,834	38,764	33,590	-	74,188
2028	1,904	42,296	36,650	-	80,850
2029	1,977	46,148	39,988		88,113
2030 and Beyond	57,116	2,089,522	117,230	-	2,263,868
Totals	66,300	2,284,820	286,458	1,100,000	3,737,578

As of 12/31/23
5 Year Debt Maturities

Year	Loan 1	Loan 2	Loan 3	Demand Note	Grand Total
2024	1,640	29,843	25,859	100,000	157,342
2025	1,702	32,562	28,215	-	62,479
2026	1,767	35,528	30,785	1,141,451	1,209,531
2027	1,834	38,764	33,590	-	74,188
2028	1,904	42,296	36,650	-	80,850
2029 and Beyond	61,501	2,133,967	162,743	-	2,358,211
Totals	70,348	2,312,960	317,842	1,241,451	3,942,601

NOTE 6 – EQUITY

<u>Common Stock</u>

The Company has authorized 10,000,000 of common shares with a par value of $1 per share. Issued and outstanding common shares as of 2024 and 2023, are at 2,991,094 shares and 2,737,880 shares, respectively.

<u>Preferred Stocks</u>

The preferred stock may be issued from time to time in one or more series in any manner permitted by law. The Company has authorized 1,333,334 of preferred shares with a par value of $3. Issued and outstanding preferred shares as of 2024 and 2023 are at 745,168 and 736,335 shares, respectively.

<u>Dividends</u>

Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate.

<u>Liquidation Preference</u>

In the event of any Deemed Liquidation Event, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock.

<u>Voting</u>

Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Todd Allen Manley, Principal Executive Officer of Twin City Island Spirits, Inc., hereby certify that the financial statements of Twin City Island Spirits, Inc. included in this Report are true and complete in all material respects.

Todd Allen Manley

CEO and Director